UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 001-11267
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2015 and 2014 and Years Ended December 31, 2015 and 2014
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstMerit Corporation
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA LLP
Akron, Ohio
June 24, 2016

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value:
Cash	$938	$5,357
Mutual funds	188,830,817	202,850,003
Collective trust funds	55,303,060	55,540,428
FirstMerit Corporation common stock	36,031,408	38,103,869
Total investments	280,166,223	296,499,657
Receivables:
Contributions from employer	842,557	845,383
Notes receivable from participants	7,288,606	7,328,916
Other receivables	114,319	—
Total receivables	8,245,482	8,174,299

Cash-noninterest bearing	2,046	14,312
Total assets	288,413,751	304,688,268

Net assets reflecting investments at fair value	288,413,751	304,688,268
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	43,845	(66,428)
Net assets available for benefits	$288,457,596	$304,621,840
See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions
Investment income:
Interest and dividends	$12,945,295	$12,265,835
Net depreciation of investments	(14,960,817)	(1,765,090)
Total investment income	(2,015,522)	10,500,745

Interest income on notes receivable from participants	214,213	254,781

Contributions:
Employee contributions	15,569,917	15,825,243
Employer contributions	8,150,529	8,364,967
Rollovers from participants	948,146	1,228,482
Total contributions	24,668,592	25,418,692

Transfers from plan of acquired company	—	136,623,145
Regulatory audit settlement	114,319	—
Total additions	22,981,602	172,797,363

Deductions
Benefits paid to participants	39,045,805	43,255,192
Administrative expenses	100,041	100,392
Total deductions	39,145,846	43,355,584

Net (decrease)/increase	(16,164,244)	129,441,779
Net assets available for benefits at beginning of year	304,621,840	175,180,061
Net assets available for benefits at end of year	$288,457,596	$304,621,840
See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

1. Description of the Plan

The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The primary sponsor of the Plan is FirstMerit Corporation (FirstMerit or the Corporation). The administrator of the Plan consists of an Administrative Committee appointed by the Compensation Committee of the Board of Directors of FirstMerit. The Trustee of the Plan is FirstMerit Bank, N.A., the principal subsidiary of FirstMerit.

The Board of Directors of FirstMerit established this defined contribution plan as of October 1, 1985. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Citizens Republic Bancorp 401(k) Plan was merged with the Plan as of close of business December 31, 2013. The plan terms of the merged plans are substantially the same as the Plan. The Plan transferred custodians and recordkeeping to Charles Schwab as of the close of business December 31, 2013. The transfer of assets was settled in January, 2014. Several new investment options were offered to Plan participants upon the transfer.

Contributions

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the Code) as defined in the Plan Agreement.

Eligible employees may enter the Plan on the January 1, April 1, July 1, or October 1 coinciding with or first following their completion of a period of service (as defined in the Plan Agreement) of at least three months and attainment of age twenty-one. A participant may contribute from 1% to 50% of their compensation to the Plan. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.

The Plan allows the Corporation to make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. All matching contributions are immediately vested and nonforfeitable. Matching contributions are made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant may elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options. FirstMerit made $7,307,804 and $7,504,890 of matching contributions to the Plan during the years ended December 31, 2015 and December 31, 2014, respectively.

The employer's matching contribution to the Plan is 100% on the first 3% and then 50% on the next 2% of the employee's qualifying salary.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

FirstMerit may also make discretionary contributions from time to time in amounts determined by FirstMerit’s Board of Directors. Such discretionary contributions will be allocated among those participants in the Plan who are employed on the last day of a Plan year in proportion to their respective points for the Plan year to which the discretionary contribution applies. A participant is awarded one point for each year of service earned. A year of service for this purpose is generally credited for every twelve months of continuous service, including service rendered prior to the effective date of the Plan and service rendered while not participating in the Plan, but not including (in the case of rehired employees) periods of service prior to any severance from service.

Effective January 1, 2013 the Corporation will provide, for a five-year period, a transition contribution equal to 3% of an employee's qualifying salary to all eligible pension plan participants that have earned 60 age-plus-service points as of December 31, 2012. This transition contribution totaled $0.8 million and $1.0 million for the years ended December 31, 2015 and December 31, 2014, respectively.

Participant Accounts

FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, contracted custodial and recordkeeping services of Charles Schwab to maintain separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more investment options (Investment Funds).

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their participant account. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan administrator.

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time. The loans will bear interest at 1% over the five-year Treasury Note in effect on the next to the last business day of the month prior to the month in which the loan application is received by the Plan. Principal and interest is paid ratably through payroll deductions via an

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they will be given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Administrative Expenses

Substantially all administrative expenses, including the trustee/recordkeeper’s fees, are paid by FirstMerit.

Forfeitures

Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year following the Plan year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2015 and 2014 forfeited nonvested accounts totaled $161,811 and $210,889, respectively. These accounts will be used to reduce future employer contributions. For the years ended December 31, 2015 and 2014 employer contributions were reduced by $10,737 and $136,351, respectively, from forfeited nonvested accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Statement of Net Assets Available for Benefits for the year ended December 31, 2015 presents the fair value of the Federated Capital Preservation Fund, a collective trust fund that invests in contracts deemed to be fully-benefit responsive, as well as the adjustment of the Federated Capital Preservation Fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the year ended December 31, 2015, the average yield of the Federated Capital Preservation Fund was 1.93% based on actual earnings and 1.44% based on interest rates credited to participants.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

Investments are reported at fair value. See Note 5 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements
In 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07 Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The adoption of this guidance would only impact the presentation of the financial statements. ASU No. 2015-07 is effective retrospectively for public entities for reporting periods presented beginning after December 15, 2015, with early adoption permitted. The adoption of this accounting guidance is not expected to have a material effect on the Plan's net assets available for benefit or the respective changes to the Plan's net assets available for benefit.
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12 Plan Accounting:Defined Benefit Pension Plans (Topic 960) Defined Contribution Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) Part I: Fully Benefit-Responsive Investment Contracts; Part II: Fully Benefit-Responsive Investment Contracts; Part III: Measurement Date Practical Expedient, to reduce complexity in employee benefit plan accounting. Part I of the update designates contract value as the only required measure for fully-benefit responsive investment contracts and eliminates the requirement to reconcile contract value to fair value on the face of plan financial statements. Part II of the update eliminates the requirement to disclose investments (both participant-directed and nonparticipant- directed) of employee benefit plans in multiple ways and requires that investments be grouped only by general type. Part III of the update provides a practical expedient that allows employers to measure defined benefit plan assets on a month-end date that is nearest to the employer's fiscal year-end when the fiscal period does not coincide with a month-end. The adoption of this guidance would only impact the presentation of the financial statements. ASU No. 2015-12 is effective retrospectively for non-public entities for reporting periods presented beginning after December 15, 2015, with early adoption permitted. The adoption of this accounting guidance is not expected to have a material effect on the Plan's net assets available for benefit or the respective changes to the Plan's net assets available for benefit.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

There were no other new accounting pronouncements that were issued or became effective during the year ended December 31, 2015, that had, or are expected to have, a material impact on the Plan’s net assets available for benefits or financial statement disclosures.
Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

On January 26, 2016, the FirstMerit Corporation (the Corporation) and Huntington Bancshares Incorporated (Huntington) announced the signing of a definitive merger agreement under which the Corporation will merge into a subsidiary of Huntington in a stock and cash transaction. Under the terms of the definitive agreement, the Corporation will merge with a subsidiary of Huntington Bancshares, and FirstMerit Bank will merge with and into The Huntington National Bank.

The respective shareholders of Huntington and the Corporation approved the proposed merger of FirstMerit into Huntington during special meetings held on June 13, 2016 in Akron, Ohio by FirstMerit and in Columbus, Ohio by Huntington.

The transaction is expected to be completed in the third quarter of 2016, subject to the satisfaction of customary closing conditions, including regulatory approvals. The impact of the merger on the Plan has not yet been determined.

3. Investments

The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2015	2014
American Funds AMCAP Fund	$40,449,118	$44,651,568
DFA US Target Value Fund	18,236,926	21,830,826
EuroPacific Growth Fund	20,825,374	24,480,227
PIMCO Total Return Fund Institutional	22,273,235	26,268,711
Schwab S&P 500 Index Fund	31,252,958	36,185,336
T. Rowe Price Equity Income Fund	20,934,278	25,171,013
T. Rowe Price Small-Cap Stock Fund	16,308,184	18,847,705
Federated Capital Preservation Fund IP *at contract value	21,922,516	22,142,738
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	36,031,408	38,103,869
* The fair value of the Plan's investment in the Federated Capital Preservation Fund was $21,878,670 and $22,209,166 as of December 31, 2015 and 2014, respectively.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

The Plan’s investments, including gains and losses on investments bought and sold, as well as held, during the year appreciated or depreciated in value as follows:

	Year Ended December 31,
	2015	2014
Mutual funds	$(14,398,315)	$3,316,333
Collective trust funds	(108,221)	1,939,067
FirstMerit Corporation common stock	(454,281)	(7,020,490)
Net depreciation of investments	$(14,960,817)	$(1,765,090)

4. Non-participant Directed Investments

Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2015	2014
FirstMerit Corporation common stock, at fair value	$36,031,408	$38,103,869

	Year Ended December 31,
	2015	2014
Change in net assets:
Contributions	$3,420,949	$4,162,249
Dividends and capital gains	1,225,985	1,226,248
Interest income on participant loans	22,420	23,592
Net realized and unrealized depreciation in fair value	(454,281)	(7,020,490)
Benefits paid to participants	(3,896,851)	(4,379,585)
Net loan principal repayments	249,097	185,612
Net transfers (out)/in	(2,639,061)	7,812,576
Administrative expenses	(719)	(1,205)
Net (decrease)/increase in FirstMerit Corporation common stock	$(2,072,461)	$2,008,997

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

5. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

U.S. GAAP establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy, highest ranking to lowest, are as follow:

•Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.

The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the overall fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash: Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash and cash equivalents as Level 1 measurements in the table below.

Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.

Collective trust funds: Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$938	$—	$—	$938
Mutual funds-equity	160,503,944	—	—	160,503,944
Mutual funds-fixed income	27,278,642	—	—	27,278,642
Mutual funds-specialty	1,048,231	—	—	1,048,231
Collective trust funds-capital preservation	—	21,878,670	—	21,878,670
Collective trust funds-balanced	—	33,424,390	—	33,424,390
FirstMerit Corporation common stock	36,031,408	—	—	36,031,408
Total assets at fair value	$224,863,163	$55,303,060	$—	$280,166,223

	Assets at Fair Value as of
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash	$5,357	$—	$—	$5,357
Mutual funds-equity	174,114,037	—	—	174,114,037
Mutual funds-fixed income	28,735,966	—	—	28,735,966
Collective trust funds-capital preservation	—	22,209,166	—	22,209,166
Collective trust funds-balanced	—	33,331,262	—	33,331,262
FirstMerit Corporation common stock	38,103,869	—	—	38,103,869
Total assets at fair value	$240,959,229	$55,540,428	$—	$296,499,657

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2015 and 2014. There have been no transfers in or out of Level 3 of the fair value hierarchy during the years ended December 31, 2015 and 2014.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2015 and 2014.

Collective Trust Funds
December 31, 2015
		Fair Value	Unfunded Commitments	Redemption Notice Period
Federated Capital Preservation Fund IP	(a)	$21,878,670	n/a	1 year
Schwab Managed Retirement Trust 2010 CL III	(b)	726,431	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	2,593,079	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	5,999,962	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	7,155,015	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	4,863,483	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	3,699,534	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	2,881,083	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	3,012,366	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	1,398,621	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	711,582	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	383,234	n/a	n/a

Collective Trust Funds
December 31, 2014
		Fair Value	Unfunded Commitments	Redemption Notice Period
Federated Capital Preservation Fund IP	(a)	22,209,166	n/a	1 year
Schwab Managed Retirement Trust 2010 CL III	(b)	800,071	n/a	n/a
Schwab Managed Retirement Trust 2015 CL III	(b)	2,961,670	n/a	n/a
Schwab Managed Retirement Trust 2020 CL III	(b)	5,379,720	n/a	n/a
Schwab Managed Retirement Trust 2025 CL III	(b)	7,216,384	n/a	n/a
Schwab Managed Retirement Trust 2030 CL III	(b)	5,071,851	n/a	n/a
Schwab Managed Retirement Trust 2035 CL III	(b)	4,081,997	n/a	n/a
Schwab Managed Retirement Trust 2040 CL III	(b)	2,947,338	n/a	n/a
Schwab Managed Retirement Trust 2045 CL III	(b)	2,880,232	n/a	n/a
Schwab Managed Retirement Trust 2050 CL III	(b)	1,484,364	n/a	n/a
Schwab Managed Retirement Trust 2055 CL III	(b)	413,840	n/a	n/a
Schwab Managed Retirement Trust Income III	(c)	93,795	n/a	n/a

(a) The investment objective of the fund is stability of principal and current income. To accomplish this objective, the fund invests primarily in stable value products, such as guaranteed investment contracts (GIC's) (also known as traditional GIC's), separate account GIC's, and synthetic GIC's and money market instruments.

(b) Seeks to provide capital appreciation and income consistent with its current asset allocations.
(c) Seeks to provide total return for investors near or in retirement.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

6. Party-in-Interest Transactions

Transactions involving notes receivable from participants and common stock of FirstMerit, the Plan Sponsor and trustee, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

7. Plan Termination

Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the Trustee to distribute the assets of the Plan, after payment of any expenses properly chargeable against the Plan, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

8. Risks and Uncertainties

The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds, collective trust funds, and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. This determination letter is applicable for amendments to the Plan through 2013. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2015

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500 for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014
Net assets available for benefits per the financial statements	$288,457,596	$304,621,840
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(43,845)	66,428
Net assets available for benefits per the Form 5500 *	$288,413,751	$304,688,268
* As of June 24, 2016, the Plan’s Form 5500 for the year ended December 31, 2015 had not yet been filed. 2015 amounts are reconciled to a draft Form 5500.

The following is a reconciliation of the change in net assets available for benefits as reported in the Plan's financial statements to the Form 5500 for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014
Net increase as reported in the Plan's financial statements	$(16,164,244)	$129,441,779
Transfer of assets from the Citizens Republic Bancorp 401(k) Plan	—	(136,623,145)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(110,273)	66,428
Deemed distribution of participant loans	—	157,350
Net (decrease)/increase as reported in the Form 5500 *	$(16,274,517)	$(6,957,588)
* As of June 24, 2016, the Plan’s Form 5500 for the year ended December 31, 2015 had not yet been filed. 2015 amounts are reconciled to a draft Form 5500.

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	American Funds	American Funds AMCAP Fund	$—	$40,449,118
		EuroPacific Growth Fund	—	20,825,374
	Columbia	Columbia Small Cap Index R5	—	3,371,109
	DFA	DFA US Target Value Fund	—	18,236,926
	Loomis Sayles	Loomis Sayles Bond Fund	—	2,709,943
	PIMCO	PIMCO Total Return Fund Institutional	—	22,273,235
*	Charles Schwab	Schwab S&P 500 Index Fund	—	31,252,958
		Schwab Managed Retirement Trust 2010 CL III	—	726,431
		Schwab Managed Retirement Trust 2015 CL III	—	2,593,079
		Schwab Managed Retirement Trust 2020 CL III	—	5,999,962
		Schwab Managed Retirement Trust 2025 CL III	—	7,155,015
		Schwab Managed Retirement Trust 2030 CL III	—	4,863,483
		Schwab Managed Retirement Trust 2035 CL III	—	3,699,534
		Schwab Managed Retirement Trust 2040 CL III	—	2,881,083
		Schwab Managed Retirement Trust 2045 CL III	—	3,012,366
		Schwab Managed Retirement Trust 2050 CL III	—	1,398,621
		Schwab Managed Retirement Trust 2055 CL III	—	711,582
		Schwab Managed Retirement Trust Income III	—	383,234
		Schwab Value Advantage Money	—	938
	Federated	Federated Capital Preservation Fund IP	—	21,878,670
	T. Rowe Price	T. Rowe Price Equity Income Fund	—	20,934,278
		T. Rowe Price Small-Cap Stock Fund	—	16,308,184
	Vanguard	Vanguard Total Stock Market Index Admiral	—	6,383,413
		Vanguard Total Bond Market Index Admiral	—	2,295,464
		Vanguard Total International Stock Index Admiral	—	1,785,556
		Vanguard REIT Index Admiral	—	1,048,231
		Vanguard Emerging Markets Stock Fund	—	957,028

*	FirstMerit Corporation	FirstMerit Corporation common stock	42,503,915	36,031,408
			42,503,915	280,166,223
*	Loans to Participants	Participant Loans — at various interest rates ranging from 1.61% — 8.00% with various maturity dates	—	7,288,606
			$42,503,915	$287,454,829

*	Indicates party-in-interest to the Plan

Note:
Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan By FirstMerit Bank, N.A., Trustee
By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Senior Executive Vice President and Chief Financial Officer
Date: June 24, 2016

Exhibit Index

Exhibit
Number	Exhibit
23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm, dated June 24, 2016